

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 14, 2007

Paul A. Smith
Controller and Senior Vice President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta T2P 3M9

   Re: **Imperial Oil Limited**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed February 28, 2007
       File No. 0-12014

Dear Mr. Smith:

  We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

             Sincerely,

             Jill S. Davis
             Branch Chief